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                                                              EXHIBIT    (a)(20)


                         [LETTERHEAD OF ROGERS & WELLS]

February 13, 1999

Robert Knauss, Esq.
Munger Tolles & Olson
350 South Grand Avenue
Los Angeles, CA 90071-1560

Dear Rob:

I have read the February 12, 1999 letter from Charles Weissman to the Board of Directors of COHR, Inc. in which Mr. Weissman says that Managed Health Care Associates is prepared to pay $7.50 per share for COHR's common stock and to execute a merger agreement, presumably relating to a transaction at that price. Although Mr. Weissman's letter says that MHA understands that, pursuant to the revised merger agreement with TCF Acquisition Corporation, COHR is precluded from accepting or even considering such an offer, much of his letter either ignores or misstates the provisions of the Amended Plan and Agreement of Merger dated February 5, 1999, and the provisions of the original Plan and Agreement of Merger dated December 24, 1998, which were applicable until the Amended Merger Agreement was signed. Therefore, I thought it would be appropriate for me, on behalf of the Three Cities Funds and TCF Acquisition Corp., to state how the transaction Mr. Weissman describes would violate the Amended Merger Agreement and, even if the Amended Merger Agreement had not been signed, would have violated the original Merger Agreement. That is as follows:

1. The Amended Merger Agreement requires COHR to take various steps to assist TCF Acquisition's tender offer, to facilitate stockholder approval of the merger of TCF Acquisition and COHR and to carry out that merger if it is approved by COHR's stockholders. It precludes COHR from, among other things, encouraging or otherwise facilitating any inquiry or the making of any proposal or offer with respect to a merger or a purchase of, or tender for, all or any significant portion of its equity securities or assets. There is no provision permitting COHR to terminate the Amended Merger Agreement because of a proposal received from somebody other than TCF Acquisition. Therefore, Mr. Weissman is correct that COHR is precluded from accepting or considering an offer from MHA (or anyone else).

2. Under the original Merger Agreement, COHR could only accept a Superior Proposal if it was received on or before February 2, 1999. While the Three Cities Funds and TCF Acquisition do not believe what was set forth in Mr. Weissman's letter of February 2, 1999 constituted a proposal or met the minimum requirements to be deemed a Superior Proposal, even if it did, MHA could not after, February 2, 1999, have increased the purchase price it proposed to pay. A proposal at a new purchase price would be a new proposal. If MHA wanted COHR's Board to consider a proposal for an MHA purchase at $7.50 per share, it should have made a proposal of $7.50 per share while COHR's Board was still permitted by the original Merger Agreement to consider proposals.

3. Referring to what MHA submitted to the COHR directors on February 2, 1999, Mr. Weissman's February 12 letter states "MHA made it clear that it would seek to negotiate and sign a merger agreement, without a due diligence or financing contingency, on or prior to February 10, 1999." Mr. Weissman's statement makes it clear that what was described in Mr. Weissman's February 2, 1999 letter was subject to a financing contingency, as well as a contingency, on February 2, 1999. While Mr. Weissman says MHA would have eliminated those contingencies by February 10, 1999, that would have been 8 days later than the last day for a person to submit a proposal which was not subject to a financing contingency. Further, it is far from clean that MHA would have been able to eliminate those contingencies by February 10, 1999, or by any other date. While the letter from Banque Nationale de Paris which accompanied Mr. Weissman's February 2 letter said BNP was highly confident it would be able to syndicate a loan for all the money MHA would need to pay $7.00 per share for COHR's shares, that "confidence" was subject to satisfactory conclusion of diligence about the assets and business of COHR, and specifically about the pending stockholder suits and COHR's MasterPlan business, the two biggest problems currently confronting COHR. There is no reason to think BNP would have been satisfied about those problems by February 10, 1999, or that BNP could in the future

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Robert Knauss, Esq.                                                       Page 2
February 13, 1999

become satisfied about those problems if MHA were able to advance a proposal of the type described in Mr. Weissman's February 12 letter. Certainly, Mr. Weissman's February 12 letter does not say that the due diligence and financing contingencies no longer exist.

4. Mr. Weissman's February 12 letter says that since the original Merger Agreement allowed the COHR directors 10 business days from the receipt of a Superior Proposal to notify TCF, "COHR was never at risk of losing TCF as a $6.50 per share purchaser without having MHA as a $7.00 per share replacement purchaser." That is not correct. Under the original Merger Agreement, the only amount it was certain TCF Acquisition would pay was $5.375 per share. There was a possibility the amount TCF Acquisition would pay would increase to $6.375 per share, but that required that pending stockholder suits be settled within 120 days (or under some circumstances, 210 days). While COHR may never have been at risk of losing TCF as a $5.375 (and possibly $6.375) per share purchaser, it was not until COHR and TCF Acquisition signed the Amended Merger Agreement that for the first time TCF was a $6.50 per share purchaser. Presumably the change from $5.375 per share with the possibility of an additional $1 per share to a certain $6.50 per share was a significant factor COHR's directors considered in deciding to approve the Amended Merger Agreement.

5. Mr. Weissman's February 12 letter says that MHA was prepared to negotiate its draft merger agreement to completion no later than February 10, 1999 and that the completed agreement would have no due diligence or financing contingencies. He goes on to say that, "Consequently the Board would have been in a position to choose between an offer of $6.50 a share and an offer of $7.00 per share, with all of the terms being materially identical." However, Three Cities was under no obligation to keep its $6.50 per share offer open until February 10, 1999, and had made it clear that offer would terminate at the end of the day on February 5, 1999. Therefore, the Board's choice on February 5 was between a certain $6.50 per share agreement and the highly contingent possibility that five days later COHR would be able to enter into an agreement at $7.00 per share, with the prospect of the transaction's remaining at $5.375, or maybe $6.375, if the $7.00 transaction did not eventuate.

6. If MHA were to make a tender offer at $7.50 per share (or any other price), the Three Cities Funds, which own 48.3% of COHR's common stock, would be under no obligation to tender their shares or to vote in favor of a merger following the tender offer. Therefore, it would be virtually impossible for COHR to get the necessary stockholder approval of a merger with a MHA subsidiary unless the Three Cities Funds were in favor of the transaction.

7. The form of merger agreement which MHA submitted to COHR included a representation that the Three Cities Funds had tendered their shares and a representation that counsel for the plaintiffs in the Stockholder Suits have made an offer to settle all such outstanding Stockholder Suits for an aggregate of $13 million (inclusive of all fees and expenses) and such offer has not been withdrawn. COHR could not make the first of these representations unless the Three Cities Funds were in favor of the MHA transaction, and the second representation might have to be qualified to point out that the Three Cities Funds, which hold what probably are well over 50% in amount of the claims that are the subject of the Stockholder Suits, would have the right to opt out of any settlement.

In summary, it would violate the Amended Merger Agreement for COHR to enter into an agreement with MHA relating to a transaction of the type described in Mr. Weissman's February 12 letter, and even if the Amended Merger Agreement had not been executed, it would have violated the original Merger Agreement for COHR at this time to enter into such an agreement with MHA.

Earlier this week, a representative of Advent International Inc told representatives of the Three Cities Funds that, unless MHA were assured that the Three Cities Funds would negotiate regarding a sale of COHR's Purchase Connection business to MHA after they acquired COHR, MHA could create roadblocks that would make it more different for the Three Cities Funds to succeed in acquiring COHR, although the representative of Advent acknowledged it was unlikely that MHA could prevent the transaction from taking place. Mr. Weissman's February 12 letter appears to be a step in MHA's trying to do that.

Any delay in the Three Cities Funds' completing their acquisition of COHR could be costly to COHR, particularly in view of the need to address the operating problems being encountered by COHR in its MasterPlan business. Mr. Weissman's letter makes it clear that MHA knows that any steps by COHR to put together a transaction with MHA would violate the Amended


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Robert Knauss, Esq.                                                       Page 3
February 13, 1999

Merger Agreement. If MHA nonetheless tries to pursue such a transaction or otherwise interfere with the transaction between TCF Acquisition and COHR, the Three Cities Funds will expect COHR to join them in seeking appropriate recourse against MHA.

Very truly yours,


David W. Bernstein

cc: Kevin Masuda
    J. William Uhrig


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